U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Xyratex Limited (the “Company”)

APPOINTMENT OF MICHAEL WINDRAM TO THE BOARD OF DIRECTORS

Pursuant to a Board of Directors resolution, Dr Michael Windram was appointed as a director of the Company as of 26 June 2007.  Dr Windram has led a prominent career in technology research and development, most notably in the field of digital broadcasting.  In the UK, he has been publicly recognized as a Fellow of the Royal Academy of Engineering, a Fellow of the Institution of Engineering and Technology, and a Chartered Engineer.

Signatures

                Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: 27 June 2007